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SECU 17016969 SION

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SEC Mail Processing Section APR 03 2017 Washington DC 416

SEC FILE NUMBER
8-67097

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III *

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ARI FINANCIAL SERVICES, INC.** dba Cabinet Securities, Inc

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6240 W 135TH STREET, SUITE 214
(No. and Street)

OVERLAND PARK	**KANSAS**	**66223**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM BRIAN CANDLER **(816) 699-1204**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OHB

OATH OR AFFIRMATION

I, **WM. BRIAN CANDLER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **ARI FINANCIAL SERVICES, INC.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



CHERYL ANN SIMS
Notary Public
State of Kansas
My Commission Expires 5-4-19

______________________ Signature

PRESIDENT
Title

______________________ Public Notary

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARI FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of ARI Financial Services, Inc.

We have audited the accompanying statement of financial condition of ARI Financial Services, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of ARI Financial Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ARI Financial Services, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 28, 2017

ARI FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Assets:		
Cash and cash equivalents	$	29,078
Accounts receivable (non-allowable)		6,946
Accounts receivable (allowable)		8,462
Deposits and prepaid expenses		876
Property and equipment, net of accumulated depreciation of $1,926		194
Deferred taxes		1,326
	$	46,882

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	11,006
Unearned Revenue		3,000
Payroll taxes payable		11,178
		25,184
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized, 1,644 issued and outstanding		1,644
Additional paid-in capital		26,189
Retained earnings (deficit)		(6,135)
		21,698
	$	46,882

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

ARI FINANCIAL SERVICES, INC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 3, 2006. The Company's revenue is primarily derived from acting in the role of managing and soliciting broker-dealers for offerings of alternative investments.

The Company operates throughout the United States under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured. Referral fees are recognized as earned.

Income taxes and tax positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The deferred tax asset relates to the benefit of approximately $943 of federal and $15,084 of state operating loss carryforwards which can be used to offset taxable income through 2036 and a contribution carryforward of $3,096. The components of the deferred tax asset on the Statement of Financial Condition at December 31, 2016, relate to the following:

Temporary Differences	
Operating loss carryforwards	$ 707
Contribution carryforward	$ 619

Income taxes and tax positions (continued)

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2016, the tax returns for the years 2013 to 2015 are subject to examination.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness of $25,184 at December 31, 2016 or $5,000. The Company operates pursuant to the (k)(2)(i) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities and, therefore, is exempt from the reserve formula calculations and possession or control computations. At December 31, 2016, the net capital, as computed, was $12,357. Consequently, the Company had excess net capital of $7,357. At December 31, 2016, the percentage of aggregate indebtedness to net capital was 203.8% versus an allowable percentage of 1500%.

Note 3. Property and Equipment

Property and equipment at December 31, 2016 consists of computer and office equipment, which are depreciated using an accelerated method over the estimated five to seven year lives. Depreciation for 2016 was $147. At December 31, 2016 the balances consist of:

Office furniture	$ 1,513
Computer equipment	607
	2,120
Less accumulated depreciation	(1,926)
	$ 194

Note 4. Related Party Transactions

The Company's majority shareholder and Chief Compliance Officer are licensed as registered principals with other broker-dealers, one in which the Chief Compliance Officer has an ownership interest. In 2016, the Company recognized $183,729 in referral fee revenue from these broker-dealers.

Note 5. Litigation

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

These matters are being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

Note 6. Operating Lease

The Company's lease for office space on 9120 W. 135st Street, Overland Park, KS expired in 2016. The Company has entered into a lease agreement for office space at 6420 W. 135th Street, Overland Park, Kansas which expires on June 30, 2017. Future payments due under this lease are $5,250. Lease payments in 2016 totaled $8,420.

Note 7. Subsequent Events

The Company changed its name in January 2017 to Cabin Securities, Inc.

The Company has evaluated subsequent events through the date at which these financial statements were available to be issued on March 28, 2017, and determined there have been no other events that have occurred that would require adjustments to or disclosure in the financial statements.